MEMORANDUM
TO:	Ellen J. Sazzman U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	March 10, 2011
SUBJECT:	Response to Comments to Form N-1A for JNL Series Trust (“Trust”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments on February 17, 2011 to the Trust’s 485APOS filing on Form N1-A.

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

1.  General Comments

a.	If the Registrant intends to use the summary prospectus, please include the legend required by Rule 498 (b)(1)(v) at the beginning of each summary prospectus. See 17 C.F.R. sec. 230. 498 (b)(1)(v).

Response:  The Registrant currently uses the summary prospectus.  The Registrant will have the following legend to the beginning of each summary Fund description under each Fund’s 497k filing.

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s Prospectus and other information about the Fund, including the Statement of Additional Information (“SAI”) and most recent reports to shareholders, online at http://jackson.onlineprospectus.net/jackson/JNLseriestrust/funds. You can also get this information at no cost by calling 1-800-873-5654 (Annuity and Life Service Center), 1-800-599-5651 (NY Annuity and Life Service Center), 1-800-777-7779 (for contracts purchased through a bank or financial institution) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), or by sending an email request to ProspectusRequest@jackson.com.  The current Prospectus and SAI, both dated May 1, 2011 are incorporated by reference into (which means it legally is a part of) this Summary Prospectus.

b.	Please confirm that Registrant intends to comply with General Instruction C (3)(g) of Form N-1A.

Response:  The Trust confirms that the Funds intend to comply with General Instruction C (3)(g) of Form N-1A.

c.
Please confirm that the “Principal Investment Strategies” and the “Principal Investment Risks” for each fund summarize all of the risks in response to Item 9 and are parallel between the “Principal Investment Strategies” and the “Principal Investment Risks.”

Response:  The Registrant has reviewed each Funds’ disclosure and believe that responses to Item 4 summarize all risks discussed in the principal strategies and related risks section in the summary, as well as, the Item 9 disclosure for each Fund.

d.
Please make conforming changes throughout the prospectus, as applicable.  Wherever a comment has applicability to several funds in the Trust, please identify the prospectus for each fund where a change was made in response to these comments.

Response:  The Registrant has made conforming changes throughout the prospectus, as applicable. The marked version marks the places where a change was made clear.

2.  Cover Page

a.	Please confirm that the fund name on the front cover page of the filing is and will continue to be the same as the EDGAR identifiers associated with the prospectus.

Response:  The Series and Class Identifiers have been updated to reflect the list of Funds on the first page.

b.	Please confirm that none of the funds of the Registrant have an exchange ticker symbol.

Response:  The Registrant confirms that none of the funds of the Registrant have an exchange ticker symbol.

3.  All Funds

a.
Please provide updated expense tables and confirm that the expense tables will only reflect contractual fee waivers and arrangements described in each Fund’s operating expense table.  See Item 3 of Form N-1A.

Response:  The Registrant confirms that fee waiver/reimbursement arrangements are reflected in the example and that such waivers are reflected only for the length of the waiver, as applicable.

The Registrant brings to the Commission staff’s attention that the requested updated information will be provided by a filing as contemplated and authorized pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  The Registrant assures the staff that it will file an amendment for review if the format or a material change occurs in the disclosure that alters either the format or substantive content of the presentation beyond the provision of the actual numeric information.

b.	Please confirm that none of the Funds have an Acquired Fund Fee in excess of 1 basis point. See Item 4 of Form N-1A.

Response:  The Registrant confirms that all Acquired Fund Fees in excess of 1 basis point will be fully disclosed by a filing as contemplated and authorized pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

c.	Please confirm there are no breakpoints to disclose for each Fund. See Item 3 of Form N-1A.

Response:  The Registrant confirms that there are no undisclosed breakpoint discounts with regard to any Fund.  Of course, all fee waivers and reimbursements for each Fund, including the Feeder Funds, are fully disclosed.

d.	Please provide the updated “Portfolio Turnover” for each Fund.

Response:  The Registrant brings to the Commission staff’s attention that the requested updated information will be provided by a filing as contemplated and authorized pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  The Registrant assures the staff that it will file an amendment for review if the format or a material change occurs in the disclosure that alters either the format or substantive content of the presentation beyond the provision of the actual numeric information.

e.	Please provide updated “Performance” for each Fund.

Response:  The Registrant brings to the Commission staff’s attention that the requested updated information will be provided by a filing as contemplated and authorized pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  The Registrant assures the staff that it will file an amendment for review if the format or a material change occurs in the disclosure that alters either the format or substantive content of the presentation beyond the provision of the actual numeric information.

f.
For each Fund, please delete the statement “In addition, the performance of the Fund depends on the Sub-Adviser’s abilities to effectively implement the investment strategies of the Fund.”  This statement is not permitted pursuant Form N-1A.

Response:  The Registrant has removed the above referenced statement for all Funds.  The Registrant has moved the above referenced statement to the Item 9 section entitled “Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)”.

g.	Please move the second paragraph of the legend at the beginning of each Fund to the cover page.

Response:  The Registrant has modified the second paragraph on the cover by adding the underscored language to reflect the disclosure of the legend of each Fund.

The shares of the Trust are sold to life insurance company separate accounts and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies.  Shares of the Trust may also be sold directly to qualified and non-qualified retirement plans and to other affiliated funds.  The Trust currently offers shares in the following separate Funds (“Fund” or “Funds”), each with its own investment objective.

The Registrant has also deleted the second paragraph of the legend before each Fund summary.

4.  Summary Overview – JNL Institutional Alt 100 Fund

a.	Please confirm that the expense examples do not include any fee waivers or reimbursements since none are noted in the expense table.

Response:  The Registrant confirms that the expense examples for the JNL Institutional Alt 100 Fund do not include any fee waivers or reimbursements.

b.	Please disclose with greater specificity how the investments will be allocated among the non-traditional asset classes.

Response:  The Registrant has added the underscored language to the “Principal Investment Strategies” sections of the summary prospectus and the Item 9 disclosure:

Under normal conditions, the Fund may allocate 100% of its assets to the Underlying Funds that invest in non-traditional asset classes, allocating approximately 45% to 65% in alternative securities, 15% to 30% in real estate securities, 5% to 25% in income securities and 5% to 20% in international securities.

Corresponding disclosure will be added to Item 9 of the Fund’s “Principal Investment Strategies.”

c.	Please disclose what percentage of assets is likely to be invested in the JNL/Select Money Market Fund.

Response:  The Registrant intends to invest in the JNL/Select Money Market Fund for purposes of taking a defensive or large cash position in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, and sub-adviser transitions, the Fund may temporarily hold all or a significant portion, without limitation, of its assets in cash, cash equivalents, affiliated and unaffiliated money market funds, or high quality debt instruments.

d.
Please disclose in the “Principal Investment Strategies” section those principal strategies of the Underlying Funds that in aggregation are “Principal Investment Strategies” for the Fund that invests in them and must identify the “Principal Investment Risks” those strategies entail.  Please revise the prospectus accordingly, as well as, the “Principal Investment Risks” in accordance with this comment.

Response:  We respectfully decline this comment. The Registrant believes that the statement “The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust.” is sufficient and compliant disclosure under Item 4 of the Form N-1A.

e.	Please consider whether the high percentage of investment in non-traditional asset classes for this Fund necessitates additional risk disclosure.

Response:  The Registrant believes that the current risk disclosures are appropriate for this Fund and additional risk disclosures are not necessary.

f.	Please consider describing the type of investors the Fund is intended for and the types of goals that are consistent with investment in this Fund. See Item 4(b)(1)(i) of Form N-1A.

Response:  The Fund is not intended for a particular type of investor, and therefore the Registrant does not propose to add any additional disclosure in response to the instruction.  The Fund’s investment objective to provide “long-term growth of capital and income through investment in other funds,” describes the investment goals that may be consistent with an investment in the Fund.

5.  Summary Overview – JNL/PPM America Floating Rate Income Fund

a.	Please confirm that the expense examples do not include any fee waivers or reimbursements since none are noted in the expense table.

Response:  The Registrant confirms that the expense examples for the JNL/PPM America Floating Rate Income Fund do not include any fee waivers or reimbursements.

b.
Please consider whether the derivatives disclosure can be tailored more specifically to how the Fund is expected to be managed.  For example, please clarify the extent to which derivatives are expected to be used and the degree of economic exposure derivatives create.  Please disclose the extent to which those transactions are expected to mimic the performance of junk debt.  Please make the appropriate changes to the “Principal Investment Strategies” in Item 9 as well.

Response:  While the Sub-Adviser has broad discretion to engage in derivatives transactions, the disclosure has been tailored to disclose the specific types of derivatives the Sub-Adviser currently anticipates that it may use when managing the Fund and the purpose for which the Sub-Adviser may use such derivatives.  Because the Sub-Adviser currently anticipates using derivatives as a substitute for the purchase of loans or to hedge against fluctuations in interest rates for the portion of the Fund’s investments in non-floating rate securities (as opposed to using derivatives as a distinct element of the Fund’s investment strategy), the Fund’s exposure to derivatives will vary, primarily depending upon market conditions and flows in and out of the Fund.  The Registrant has added the following language to the fifth paragraph of the section entitled “Principal Investment Strategies” to describe the factors that will affect the Sub-Adviser’s decision to use derivatives.

The Fund’s derivative exposure will vary from time to time depending upon market conditions, inflows and outflows of investments in the Fund and other factors considered by the Sub-Adviser from time to time.

Corresponding disclosure will be added to Item 9 of the Fund’s “Principal Investment Strategies.”

c.	Please refer to “senior loans” as “junk bonds.”

Response:  The Registrant has added the underscored language to the second paragraph in the section entitled “Principal Investment Strategies” in the summary prospectus.

The Fund invests primarily in U.S. dollar denominated senior floating rate loans of domestic and foreign borrowers (“Senior Loans”).  Senior Loans typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk and speculative characteristics, and are commonly known as “junk bonds.”

Corresponding disclosure will be added to Item 9 of the Fund’s “Principal Investment Strategies.”

d.
Please see the instruction to Item 4(b)(1)(i), which provides that a fund “may, in responding to this item, describe the types of investors for whom the Fund is intended for and the types of goals that may be consistent with an investment in this Fund,” and consider whether additional disclosure is appropriate.  See Item 4(b)(1)(i) of Form N-1A.

Response:  The Fund is not intended for a particular type of investor, and therefore the Registrant does not propose to add any additional disclosure in response to the instruction.  The Fund’s investment objective, “to seek to provide a high level of current income,” describes the investment goals that may be consistent with an investment in the Fund.

e.	Please add “counterparty risk” and “credit risk” to the list of “Principal Investment Risks.”

Response:  The Registrant has previously included “credit risk” as a principal risk of the Fund.  The Registrant will add “counterparty risk” to the list of principal risks and remove it from the list of “Additional Risks.”

6.  Summary Overview – JNL/T. Rowe Price Mid-Cap Growth Fund

a.	Please revise the “Principal Investment Risks” to reflect the risks for the index sleeve to disclose the associated risks.

Response:  The Registrant has added “index investing risk” as a principal investment risk in both the summary section and Item 9 for the Fund and removed it from the list of “Additional Risks” in the Item 9.

7.  Item 9 – JNL Institutional Alt 100 Fund

a.	Please add the statement “The Fund may allocate a percentage of their assets to certain target strategy portfolios.” to the summary prospectus.

Response:  The Registrant has added the above statement to the “Principal Investment Strategies” in the summary prospectus.

b.
Please add the statement “The Fund may also invest in Underlying Funds that invest exclusively in investment-grade securities, as well as, Underlying Funds that invest in high-yield, high-risk bonds, commonly referred to as “junk bonds.” to the summary prospectus

Response:  The Registrant has added the above statement to the “Principal Investment Strategies” in the summary prospectus.

8.  Statement of Additional Information (SAI)

a.           Please provide updated Trustee compensation for staff review.

Response:  The Registrant brings to the Commission staff’s attention that the requested updated information will be provided by a filing as contemplated and authorized pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  The Registrant assures the staff that it will file an amendment for review if the format or a material change occurs in the disclosure that alters either the format or substantive content of the presentation beyond the provision of the actual numeric information.

c.           Please confirm that the portfolio manager disclosure will be updated for December 31, 2010.

Response:  The Registrant brings to the Commission staff’s attention that the requested updated information will be provided by a filing as contemplated and authorized pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  The Registrant assures the staff that it will file an amendment for review if the format or a material change occurs in the disclosure that alters either the format or substantive content of the presentation beyond the provision of the actual numeric information.

c.           Please confirm that the Registrant has compiled with Item 17 of Form N-1A.

Response:  The Registrant confirms that it has complied with the requirements for Form N-1A, Item 17, set forth in the Proxy Disclosure Enhancement rule, Securities Act Release No. 9089 (December 16, 2009), 74 FR 68334 (December 23, 2009).

As we discussed, we will include the agreed upon changes in the Trust’s upcoming 485BPOS filing.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:  File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

Comment 3g

PROSPECTUS
Class A and B Shares
May 1, 2011
JNL® SERIES TRUST
Business Address:  1 Corporate Way • Lansing, Michigan 48951
Mailing Address:  225 W. Wacker Drive, Suite 1200 • Chicago, Illinois 60606

This Prospectus provides you with the basic information you should know before investing in the JNL Series Trust (“Trust”).

The shares of the Trust are sold to life insurance company separate accounts and other registered investment companies to fund the benefits of variable annuity contracts and variable life insurance policies.  Shares of the Trust may also be sold directly to qualified and non-qualified retirement plans and to other affiliated funds .  The Trust currently offers shares in the following separate Funds (“Fund” or “Funds”), each with its own investment objective.

JNL/American Funds® Blue Chip Income and Growth Fund
JNL/American Funds Global Bond Fund
JNL/American Funds Global Small Capitalization Fund
JNL/American Funds Growth-Income Fund
JNL/American Funds International Fund
JNL/American Funds New World Fund
JNL Institutional Alt 20 Fund
JNL Institutional Alt 35 Fund
JNL Institutional Alt 50 Fund
JNL Institutional Alt 65 Fund
JNL Institutional Alt 100 Fund
JNL/BlackRock Commodity Securities Fund (formerly, JNL/Credit Suisse Commodity Securities Fund)
JNL/BlackRock Global Allocation Fund
JNL/Capital Guardian Global Balanced Fund
JNL/Capital Guardian Global Diversified Research Fund
JNL/Capital Guardian U.S. Growth Equity Fund
JNL/Eagle Core Equity Fund
JNL/Eagle SmallCap Equity Fund
JNL/Franklin Templeton Founding Strategy Fund
JNL/Franklin Templeton Global Growth Fund
JNL/Franklin Templeton Income Fund
JNL/Franklin Templeton International Small Cap Growth Fund
JNL/Franklin Templeton Mutual Shares Fund
JNL/Franklin Templeton Small Cap Value Fund
JNL/Goldman Sachs Core Plus Bond Fund
JNL/Goldman Sachs Emerging Markets Debt Fund
JNL/Goldman Sachs Mid Cap Value Fund
JNL/Goldman Sachs U.S. Equity Flex Fund (formerly, JNL/Credit Suisse Long/Short Fund)
JNL/Invesco Global Real Estate Fund (formerly, JNL/AIM Global Real Estate Fund)
JNL/Invesco International Growth Fund (formerly, JNL/AIM International Growth Fund)
JNL/Invesco Large Cap Growth Fund (formerly, JNL/AIM Large Cap Growth Fund)
JNL/Invesco Small Cap Growth Fund (formerly, JNL/AIM Small Cap Growth Fund)
JNL/Ivy Asset Strategy Fund
JNL/JPMorgan International Value Fund
JNL/JPMorgan MidCap Growth Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund
JNL/Lazard Emerging Markets Fund
JNL/Lazard Mid Cap Equity Fund
JNL/M&G Global Basics Fund
JNL/M&G Global Leaders Fund
JNL/Mellon Capital Management 10 x 10 Fund
JNL/Mellon Capital Management Index 5 Fund
JNL/Mellon Capital Management European 30 Fund
JNL/Mellon Capital Management Pacific Rim 30 Fund
JNL/Mellon Capital Management S&P 500 Index Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund
JNL/Mellon Capital Management Small Cap Index Fund
JNL/Mellon Capital Management International Index Fund
JNL/Mellon Capital Management Bond Index Fund
JNL/Mellon Capital Management Global Alpha Fund
JNL/Oppenheimer Global Growth Fund
JNL/PAM Asia ex-Japan Fund
JNL/PAM China-India Fund
JNL/PIMCO Real Return Fund
JNL/PIMCO Total Return Bond Fund
JNL/PPM America Floating Rate Income Fund
JNL/PPM America High Yield Bond Fund
JNL/PPM America Mid Cap Value Fund
JNL/PPM America Small Cap Value Fund
JNL/PPM America Value Equity Fund
JNL/Red Rocks Listed Private Equity Fund
JNL/WMC Balanced Fund (formerly, JNL/Select Balanced Fund)
JNL/WMC Money Market Fund (formerly, JNL/Select Money Market Fund)
JNL/WMC Value Fund (formerly, JNL/Select Value Fund)
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Short-Term Bond Fund
JNL/T. Rowe Price Value Fund
JNL/S&P Competitive Advantage Fund
JNL/S&P Dividend Income & Growth Fund
JNL/S&P Intrinsic Value Fund
JNL/S&P Total Yield Fund
JNL/S&P 4 Fund
JNL/S&P Managed Conservative Fund
JNL/S&P Managed Moderate Fund
JNL/S&P Managed Moderate Growth Fund
JNL/S&P Managed Growth Fund
JNL/S&P Managed Aggressive Growth Fund
JNL/S&P Disciplined Moderate Fund
JNL/S&P Disciplined Moderate Growth Fund
JNL/S&P Disciplined Growth Fund

Comments 4b, 7a and 7b

Summary Prospectus
May 2, 2011

JNL Institutional Alt 100 Fund
(the “Fund”)
Class A

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s Prospectus and other information about the Fund, including the Statement of Additional Information (“SAI”) and most recent reports to shareholders, online at http://jackson.onlineprospectus.net/jackson/JNLseriestrust/funds. You can also get this information at no cost by calling 1-800-873-5654 (Annuity and Life Service Center), 1-800-599-5651 (NY Annuity and Life Service Center), 1-800-777-7779 (for contracts purchased through a bank or financial institution) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), or by sending an email request to ProspectusRequest@jackson.com.  The current Prospectus and SAI, both dated May 2, 2011 are incorporated by reference into (which means it legally is a part of) this Summary Prospectus.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust.  The Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in non-traditional asset classes.

Traditional Asset Class
Money Market Funds

Non-Traditional Asset Classes

Real Estate	Real Return	Income
Global Real Estate	Inflation-Index Securities Natural Resources	U.S. High Yield Emerging Markets Debt

International	Alternative
Emerging Markets Equity	Listed Private Equity Long/Short Absolute Return Global Tactical Asset Allocation (“GTAA”)

Under normal conditions, the Fund may allocate 100% of its assets to the Underlying Funds that invest in non-traditional asset classes , allocating approximately 45% to 65% in alternative securities, 15% to 30% in real estate securities, 5% to 25% in income securities and 5% to 20% in international securities.

The Fund may allocate a percentage of their assets to certain target strategy portfolios.

The Fund may also invest in Underlying Funds that invest exclusively in investment-grade securities, as well as, Underlying Funds that invest in high-yield, high-risk bonds, commonly referred to as “junk bonds.”

Comment 3f

JNL/BlackRock Commodity Securities Fund
(formerly, JNL/Credit Suisse Commodity Securities Fund)
Class A and B

Performance.  The information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1 year compare with those of a broad measure of market performance.  The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.

The returns shown in the bar chart and table do not include charges that will be imposed by variable insurance products.  If these amounts were reflected, returns would be less than those shown.

The S&P 500 Index is the Standard & Poor’s 500 Composite Stock Price Index, a widely recognized, unmanaged index of common stock prices.

Effective May 7, 2009, UBS AG acquired the Dow Jones-AIG Commodity (Total Return) Index and renamed it Dow Jones-UBS Commodity Index.  The Dow Jones-UBS Commodity Index is composed of futures contracts on physical commodities traded on U.S. exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange (“LME”).

The MSCI World Composite Index is an index of indices with similar objectives as the Natural Resources Portfolio’s general investment categories. The following indexes are used to calculate the composite index: the MSCI Metals & Mining Index, 50%, MSCI Oil & Gas Index, 25%, MSCI Paper & Forest Index, 15%, and the MSCI Chemicals Index, 10%.

MSCI Metals & Mining Index is a global industry index for the metals and mining industry.

MSCI Oil & Gas Index is a global industry index for the oil and gas industry.

MSCI Paper & Forest Index is a global industry index for the paper and forest industry.

MSCI Chemicals Index is a global industry index for the chemicals industry.

Comments 5b, 5c and 5e
JNL/PPM America Floating Rate Income Fund
Class A

Principal Investment Strategies. Under normal circumstances, the Fund invests at least 80% of its net assets  in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate debt securities, structured products (including, commercial mortgage- backed securities, asset-backed securities, and collateralized loan obligations which are debt securities typically issued by special purpose vehicles and secured by loans), money market securities of all types, repurchase agreements, shares of money market funds, short-term bond funds and floating rate funds.  For purposes of satisfying the 80% requirement, the Fund may also invest in derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments mentioned above.

The Fund invests primarily in U.S. dollar denominated senior floating rate loans of domestic and foreign borrowers (“Senior Loans”).  Senior Loans typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk and speculative characteristics , and are commonly known as “junk bonds.”

The Fund may also invest in secured and unsecured subordinated loans, second lien loans and subordinated bridge loans (“Junior Loans”), other floating rate debt securities such as notes, bonds and asset-backed securities, fixed income debt obligations and money market instruments.  Junior Loans typically are of below investment grade quality and have below investment grade credit ratings, which rating are associated with securities having high risk and speculative characteristics.  Money market holdings with a remaining maturity of less than 60 days will be deemed floating rate assets.

The Fund may invest up to 20% of its net assets in cash and non-floating rate securities, including lower-rated (“high yield”), commonly known as “junk bonds,” corporate bonds, investment grade corporate bonds and equity securities.

Although the Fund may engage in derivatives transactions of any kind, the Fund currently anticipates that it may invest in the LCDX index (an unfunded index of 100 equally weighted loan credit default swaps (“LCDS”)) and individual LCDS as a substitute for the purchase of floating rate loans and may use futures and swaps to hedge against fluctuations in interest rates on the Fund’s investments in non-floating rate securities.   The Fund’s derivative exposure will vary from time to time depending upon market conditions, inflows and outflows of investments in the Fund and other factors considered by the Sub-Adviser from time to time.

In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, the Sub-Adviser may depart from the Fund’s principal investment strategies by temporarily investing for defensive purposes.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•	Counterparty and settlement risk – Trading options, futures contracts and other derivative financial instruments entails credit and settlement risk on the counterparties.
•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks, including liquidity, interest rate, market, counterparty, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment. The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investment.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there may be less publicly available information and more volatile or less liquid markets.

•
High-yield bonds, lower-rated bonds and unrated securities – High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment-grade” by national ratings agencies. Junk bonds are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value. Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities.  Floating rate investments generally fluctuate less in response to interest rate changes than fixed-rate debt securities, but may fluctuate in value because interest rate resets occur only periodically.  A decrease in interest rates could reduce the income earned by the Fund from its floating rate debt securities.

•
Liquidity risk – Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.  The liquidity of floating rate loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual floating rate loans.

•
Loans risk – Loan investments involve credit risk, interest rate risk, liquidity risk, and the risks of being a lender.  Access to the collateral securing certain loans may be limited by bankruptcy and other insolvency laws and the collateral may decline in value and/or be inadequate or difficult to realize upon.  Uncollateralized loan investments present greater risks than collateralized loans because there is no collateral on which the Fund can foreclose if the borrower is unable to pay interest or defaults in the payment of principal.  The secondary market for loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may cause the Fund to be unable to realize full value and thus cause a material decline in the Fund’s net asset value.  Senior Loans are also subject to the risk that a court could subordinate a Senior Loan, which typically holds a senior position in the capital structure of a borrower, to presently existing or future indebtedness or take other action detrimental to the holders of Senior Loans. Senior Loans usually have mandatory and optional prepayment provisions. If a borrower prepays a Senior Loan, the Fund will have to reinvest the proceeds in other Senior Loans or securities that may pay lower interest rates. Loan investments are often issued in connection with highly leveraged transactions. Such transactions include leveraged buyout loans, leveraged recapitalization loans, and other types of acquisition financing. These obligations are subject to greater credit risks than other investments including a greater possibility that the borrower may default or enter bankruptcy. Because there is limited public information available regarding loan investments, the Fund is particularly dependent on the analytical abilities of the Sub-Adviser.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Mortgage-backed and mortgage-related securities risk – Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates and exhibit additional volatility.  When interest rates decline, borrowers may pay off their mortgages sooner than expected, which can reduce the returns.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation total return and share price of a non-diversified portfolio.

•
Servicer risk – In the event of the insolvency of an agent bank, a loan could be subject to settlement risk, as well as the risk of interruptions in the administrative duties performed in the day-to-day administration of the loan (such as processing LIBOR calculations, processing draws, etc.).

•
Temporary defensive positions and large cash positions – In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, the Fund may temporarily hold all or a significant portion of its assets in cash, cash equivalents, affiliated and unaffiliated money market funds, or high quality debt instruments. Taking a defensive or large cash position may reduce the potential for appreciation of the portfolio and may affect performance.

Comment 6a
JNL/T. Rowe Price Mid-Cap Growth Fund
Class A and B

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks, including liquidity, interest rate, market, counterparty, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there may be less publicly available information and more volatile or less liquid markets.

•
Index investing risk   – The indexing strategy does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term periods of poor stock performance.  As a result of index sampling the securities selected will not provide investment performance matching that of the Index.

•
Investment growth style risk – Growth stock prices frequently reflect projections of future earnings or revenues, and if earnings growth expectations aren’t met their valuations may return to more typical norms, causing their stock prices to fall.

•	Mid-capitalization investing risk – The prices of securities of mid-capitalization companies tend to fluctuate more widely and erratically than those of larger, more established companies.

Comment 3f
JNL/BlackRock Commodity Securities Fund (formerly, JNL/Credit Suisse Commodity Securities Fund)
Class A and B

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Asset-based securities risk
•	Borrowing risk
•	Convertible securities risk
•	Counterparty and settlement risk
•	Currency risk
•	Depositary receipts risk
•	Emerging markets risk
•	Illiquid securities risk
•	Indexed and inverse securities risk
•	Investment in other investment companies risk
•	Investment value style risk
•	Leveraging risk
•	Market risk
•	Model risk
•	Repurchase agreements, purchase and sale contracts risk
•	Restricted securities risk
•	Rule 144A securities risk
•	Small cap investing risk
•	Tax risk
•	Temporary defensive positions and large cash positions
•	When-issued and delayed delivery securities and forward commitments risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

In addition, the performance of the Fund depends on the Sub-Adviser’s abilities to effectively implement the investment strategies of the Fund.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to it.

Comments 5b, 5c and 5e
JNL/PPM America Floating Rate Income Fund
Class A

Investment Objective.  The investment objective of the JNL/PPM America Floating Rate Income Fund is to seek to provide a high level of current income.

Principal Investment Strategies.  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate investments, structured products including, commercial mortgage-backed securities, asset-backed securities, and collateralized loan obligations which are debt securities typically issued by special purpose vehicles and secured by loans), money market securities of all types, repurchase agreements,  shares of money market funds, short-term bond funds, and floating rate funds.  For purposes of satisfying the 80% requirement, the Fund may also invest in derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments mentioned herein.

The Fund invests primarily in U.S. dollar denominated senior floating rate loans of domestic and foreign borrowers (“Senior Loans”).  Senior Loans typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk and speculative characteristics , and are commonly known as “junk bonds.”

The Fund may also invest in secured and unsecured subordinated loans, second lien loans and subordinated bridge loans (“Junior Loans”), other floating rate debt securities such as, notes, bonds, asset-backed securities, debtor-in-possession loans, and mezzanine loans, fixed income debt obligations and money market instruments.  Junior Loans typically are of below investment grade quality and have below investment grade credit ratings which ratings are associated with securities having high risk and speculative characteristics.  Money market holdings with a remaining maturity of less than 60 days will be deemed floating rate assets.

The Fund may invest up to 20% of its assets in cash and non-floating rate securities, including lower-rated (“high yield”), commonly known as “junk bonds,” corporate bonds, investment grade corporate bonds and equity securities.

Although the Fund may engage in derivatives transactions of any kind, the Fund currently anticipates that it may invest in the LCDX index (an unfunded index of 100 equally weighted loan credit default swaps (“LCDS”)) and individual LCDS as a substitute for the purchase of floating rate loans and it may use futures and swaps to hedge against fluctuations in interest rates on the Fund’s investments in non-floating rate securities.   The Fund’s derivative exposure will vary from time to time depending upon market conditions, inflows and outflows of investments in the Fund and other factors considered by the Sub-Adviser from time to time.

In buying and selling securities for the Fund, the Sub-Adviser relies on fundamental credit analysis of each issuer and its ability to pay principal and interest given its current financial condition, its industry position and economic and market conditions.  The Sub-Adviser’s upfront credit selection and ongoing credit monitoring focuses on issuers that it believes (i) have the ability to generate positive cash flow, (ii) have reasonable debt multiples and equity capital, and (iii) have sufficient liquidity sources.  The Sub-Adviser also evaluates each security’s structural and security characteristics, underlying collateral, covenant protection and price compared to its long-term value.

In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, and sub-adviser transitions, the Sub-Adviser may depart from the Fund’s principal investment strategies by temporarily investing for defensive purposes.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s investment techniques otherwise failing to achieve the Fund’s investment objective. A variety of specific factors may influence its investment performance, such as the following:

•	Counterparty and settlement risk
•	Credit risk
•	Derivatives risk
•	Foreign securities risk
•	High-yield bonds, lower-rated bonds and unrated securities
•	Interest rate risk
•	Liquidity risk
•	Loans risk
•	Market risk
•	Mortgage-backed and mortgage-related securities risk
•	Non-diversification risk
•	Servicer risk
•	Temporary defensive positions and large cash positions

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Leveraging risk
•	Prepayment risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

In addition, the performance of the Fund depends on the Sub-Adviser’s abilities to effectively implement the investment strategies of the Fund.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to it.

Comment 6a
JNL/T. Rowe Price Mid-Cap Growth Fund
Class A and B

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s investment techniques otherwise failing to achieve the Fund’s investment objective. A variety of specific factors may influence its investment performance, such as the following:

•	Derivatives risk
•	Foreign securities risk
•	Index investing risk
•	Investment growth style risk
•	Mid-capitalization investing risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  The Fund may also invest in securities other than U.S. common stocks, including foreign securities (up to 25% of its assets, excluding reserves), futures and options, convertible securities, and warrants, in keeping with Fund objectives.

There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Counterparty and settlement risk
•	Growth investing risk
•	Leveraging risk
•	Market risk
•	Temporary defensive positions and large cash positions

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

The Fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

A Fund’s performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (“IPOs”) or companies with relatively small market capitalizations.  IPOs and other investment techniques may have magnified performance impact on a Fund with a small asset base.  A Fund may not experience similar performance as its assets grow.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to it.